Johnstone & Company
Barristers & Solicitors
Experience, dedication, integrity

03007830

03 MAR 17 AM 7:21

PLEASE REPLY TO: KATHLEEN E. SKERRETT, LL.B.
Direct Line: (416) 860-7150 Ext. 251
Direct Email: kathleen@jcolaw.com

March 11, 2003

VIA TELECOPIER ONLY

Fax: (604) 899-6550
British Columbia Securities Commission
12th Floor, Pacific Centre, 701 West Georgia St.
Vancouver, B.C. V7Y 1L2
Attention: Insider Reports

Fax: (416) 593-3666
Ontario Securities Commission
19th Floor, 20 Queen Street West
Toronto, Ontario M5H 3S8
Attention: Insider Reports

SUPPL

Fax: (403) 297-6156
Alberta Securities Commission
4th Floor, 300 - 5th Avenue S.W.
Calgary, Alberta
T2P 3C4
Attention: Insider Reports

PROCESSED
APR 10 2003
THOMSON FINANCIAL

Dear Sirs/Mesdames:

RE: Romios Gold Resources Inc.
File No. 1072

Enclosed please find an Insider Report for **ANASTASIOS (TOM) DRIVAS** dated March 10, 2003. I also enclose a clearer unsigned copy of the report for your ease of reference.

Yours very truly,

JOHNSTONE & COMPANY

Per: Kathleen E. Skerrett

Encl.

cc: United States Securities and Exchange Commission - 12g3-2(b)
(Exemption No. 82-5093) - Via Ordinary Mail

KES/ys

F:\WPDOC\LTR\RGRI\Ins TD March03.wpd

Tel: 416 860 7150
Email: jcolaw@jcolaw.com
Fax: 416 860 9843
Web: www.jcolaw.com
Address: 390 Bay St. #1515, Toronto, ON M5H 2Y2

dw 4/7

RM 55-102F6

SIDER REPORT

instructions on the back of this report)

Notice - Collection and Use of Personal Information. The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

ROMIOS GOLD RESOURCES INC.

2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 3 | 4 | 6 |

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 12 | 2 | 2003

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR): | |

CHANGE IN RELATIONSHIP FROM LAST REPORT: [ ] YES [X] NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: DRIVAS

GIVEN NAMES: ANASTASIOS (TOM)

NO. STREET: 17 DIDRICKSON DRIVE APT

CITY: TORONTO

PROV. ONTARIO POSTAL CODE M2P 1J7

BUSINESS TELEPHONE NUMBER: 416-221-0411

BUSINESS FAX NUMBER: 416-218-9772

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: [ ] YES [X] NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

[X] ALBERTA [X] ONTARIO
[X] BRITISH COLUMBIA [ ] QUEBEC
[ ] MANITOBA [ ] SASKATCHEWAN
[ ] NEWFOUNDLAND
[ ] NOVA SCOTIA

OTHERS U.S.S.E.C. - Exemption No. 82-6093

(5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A,D,E AND F ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

A DESIGNATION OF CLASS OF SECURITIES	B BALANCE OF CLASS OF SECURITIES ON LAST REPORT	C TRANSACTIONS DATE DAY	MONTH	YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/EXERCISE PRICE	$ US	D PRESENT BALANCE OF CLASS OF SECURITIES HELD	E DIRECT/INDIRECT OWNERSHIP/CONTROL OR DIRECTION	F IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
OPTIONS	282,559									282,559	0	
COMMON SHARES	$32,162	27	2	2003	16	350,000		$0.20		1,182,162	1	See Remark 1 & 2
COMMON SHARES	1,181,601	6	3	2003	97					1,181,601	0	See Remark 3
WARRANTS	168,000	27	2	2003	16	350,000				518,000		

TACHMENT [ ] YES [X] NO

BOX 6. REMARKS

1. Held by Romios Estates Ltd. which is controlled by the undersigned.
2. Granting of Option to acquire 250,000 common shares at $1.00 per share until January 8, 2005.
3. Warrants to acquire common shares at $0.25 per share until February 27, 2005.

is form is used as a uniform report for the insider reporting quirements under all provincial securities Acts. The terminology ed is generic to accommodate the various Acts.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

RRESPONDENCE [X] ENGLISH [ ] FRENCH

EP A COPY FOR YOUR FILE

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): ANASTASIOS (TOM) DRIVAS

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 10 | 3 | 2003